4(l) Highest Anniversary Value IB GMDB Rider (ICC20GMDBHAVIB-RC-Z)	EX-99.4l

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT RIDER

Highest Anniversary Value to Age [85] GMDB

This Rider is part of your Contract and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider which are introduced below. In this Rider, “we”, “our” and “us” mean Equitable Financial Life Insurance Company of America, “you” and “your” mean the Owner and “Rider” means this Rider.

The Effective Date of this Rider is [your Contract Date.]

I.	This Rider’s Guaranteed Minimum Death Benefit

Subject to the terms and conditions of this Rider, you will receive a Guaranteed Minimum Death Benefit (“GMDB”) with this flexible premium deferred fixed and variable Annuity Contract as described below.

The GMDB is derived from a benefit base as described in Section II of this Rider. You must contribute or transfer amounts to the Protected Benefit Account to fund a GMDB Benefit Base in order to receive benefits under this Rider. The GMDB Benefit Base is used solely to calculate the GMDB described in this Rider and its charge and does not provide a Cash Value or any minimum account value and cannot be withdrawn.

The GMDB under the Contract will be the Highest Anniversary Value to Age [85] (“HAV”) Benefit Base. The Rider describes the operation of the HAV Benefit Base, the Effect of Withdrawals on your Benefit Base, the cost of this Rider and how this Rider may terminate.

Withdrawals from your Protected Benefit Account Value will cause an adjustment to your GMDB Benefit Base as described in Section II. C. of this Rider. The adjustment may be greater than the amount withdrawn.

Your Death Benefit amount under this Rider is determined by comparing the Protected Benefit Account Value on the Payment Transaction Date to the Guaranteed Minimum Death Benefit on the date of death of the Owner. The greater amount is payable as the Death Benefit under this Rider. The Death Benefit under the Contract is equal to the sum of the Death Benefit under this Rider and the Investment Account Value.

Your GMDB Rider will terminate upon assignment or a change in ownership of the contract unless the new assignee or Owner meets the qualifications specified in the Termination provision of this Rider (Section VI.).

[The terms and conditions of a spouse’s right to continue this Contract and Rider upon the death or divorce of the Owner of this Contract, are described in the Endorsement Applicable to Contract Continuation and Its Effect on an Optional Benefit Rider.]

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4(l) Highest Anniversary Value IB GMDB Rider (ICC20GMDBHAVIB-RC-Z)	EX-99.4l

II.	Operation of the Guaranteed Minimum Death Benefit

A.	Definitions Pertaining to Investment Options and Annuity Account Value

i.	“Annuity Account Value” as defined in Section 1.02 of your Contract means the sum of (i) your “Protected Benefit Account Value” (“PBAV”) and (ii) your “Investment Account Value” (“IAV”).

ii.

“Protected Benefit Account” (“PBA”) is the account which holds (i) the PBA Investment Options and (ii) the portion of the account for Special [Money Market] Dollar Cost Averaging designated for transfers to the PBA Investment Options.

iii.	“PBAV” means the sum of the amounts held for you in the PBA.

iv.	“PBA Investment Options” means the Variable Investment Options available with this GMDB Rider and as shown in the Data Pages.

v.

“Investment Account” is the account which holds (i) the IA Investment Options and (ii) the portion of the account for Special [Money Market] Dollar Cost Averaging designated transfers to the IA Investment Options

vi.	“IAV” means the sum of amounts held for you in the Investment Account.

vii.	“IA Investment Options” means the Variable Investment Options [and the Guaranteed Interest Option] under this Rider.

viii.	“Investment Options” as defined in Section 1.14 of your Contract means (i) the PBA Investment Options and (ii) the IA Investment Options defined above.

ix.

[“Automatic Required Minimum Distribution (RMD) Withdrawal Service” means a service we offer to assist you in meeting the “Required Minimum Distribution” rules of Sections 408(b) and 401(a)(9) of the Code, including the Treasury Regulations that apply (the “RMD Rules”). RMD Rules are more fully described in the tax qualified endorsement applicable to your Contract.]

B.	PBA First Funding Date

Your “PBA First Funding Date” is the Transaction Date that amounts are first contributed or transferred to the PBA.

C.	GMDB Benefit Base

Your GMDB Benefit Base is used to determine your GMDB described below. Your GMDB Benefit Base is also used to determine the cost of this Rider as described in Section V. Your GMDB Benefit Base is funded as of the PBA First Funding Date. While this Rider is in effect, once amounts are allocated or transferred to the PBA, they may be transferred only among PBA Investment Options. Additional transfer rules are described in the Data Pages.

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4(l) Highest Anniversary Value IB GMDB Rider (ICC20GMDBHAVIB-RC-Z)	EX-99.4l

Your GMDB Benefit Base is the HAV Benefit Base. Your initial HAV Benefit Base is equal to your initial Contribution or transfer to the PBA. Thereafter, the Benefit Base will increase by the dollar amount of any subsequent Contribution or transfer from an IA Investment Option to a PBA Investment Option, and the Benefit Base is adjusted for withdrawals. The way we calculate your HAV Benefit Base is described below.

[The following text will appear when a Series CP Contract Owner elects GMIB]

[Any Credits and any applicable Earnings Bonus applied to your Annuity Account Value as provided under your Endorsement Applicable to Credits and Earnings Bonuses are not used for purposes of determining your HAV Benefit Base. When you make a Contribution to the PBA Investment Options, only the amount of the Contribution, excluding any Credits, is included in the determination of the Benefit Base. When you make a transfer from the IAV to the PBA Investment Options, the amount of any Credits and any applicable Earnings Bonus, that had been applied to the IAV are considered transferred first and are not included in the determination of the Benefit Base. Transfers to the PBA Investment Options do not increase the Benefit Base until an amount equal to the total amount of all Credits (before any earnings thereon) and any applicable Earnings Bonus that were applied to the IA Investment Options have been transferred to the PBA Investment Options. However, Credits and Earnings Bonuses are included in your PBAV. Your PBAV can increase your GMDB Benefit Base as the result of a HAV adjustment. Therefore, Credits and Earnings Bonuses can indirectly increase your GMDB Benefit Base.]

Your IAV is not used for purposes of determining your HAV Benefit Base. If we discontinue transfers and Contributions to the PBA Investment Options, you will not, thereafter, be able to fund or add to the HAV Benefit Base.

III.	Highest Anniversary Value Benefit Base

On each Contract Date Anniversary up to the Contract Date Anniversary following your [85th] birthday, if the PBAV is greater than the current HAV Benefit Base, the HAV Benefit Base is reset to equal the PBAV.

IV.	Effect of Withdrawals on your Highest Anniversary Value Benefit Base

Beginning with your PBA First Funding Date, your HAV Benefit Base will be reduced by the dollar amount of any withdrawal as long as the sum of your withdrawals in that Contract Year does not exceed your Annual Withdrawal Amount (“AWA”), as described in your Guaranteed Minimum Income Benefit (“GMIB”) Rider. Once a withdrawal is made that causes cumulative withdrawals in a Contract Year to exceed your AWA, the portion of that withdrawal that exceeds your AWA and any subsequent withdrawals in that Contract Year will cause a pro-rata reduction of the HAV Benefit Base.

[The following sentence describing required minimum distribution treatment will appear if applicable.] [RMD Withdrawals made under our Automatic RMD Withdrawal Service will reduce the HAV Benefit Base by the dollar amount of such withdrawal.]

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4(l) Highest Anniversary Value IB GMDB Rider (ICC20GMDBHAVIB-RC-Z)	EX-99.4l

Notwithstanding the above two paragraphs, if you terminate your GMIB Rider prior to the termination of this Rider, your HAV Benefit Base will be reduced by all withdrawals, [including any required minimum distribution withdrawals (“RMD Withdrawals”, defined below),] on a pro-rata basis, beginning on the transaction date of the GMIB Rider termination.

[“RMD Withdrawal” means a withdrawal that meets the lifetime required minimum distribution rules under the Code.]

A pro-rata reduction is determined as follows:

1) Divide the amount of the withdrawal by your PBAV immediately preceding the withdrawal;

2) Multiply the fraction calculated in (1) by the amount of your HAV Benefit Base immediately preceding the withdrawal. This is the amount of the pro-rata reduction. We will make this reduction as of the Transaction Date of each withdrawal.

V.	The Cost of This Rider

The charge for this benefit is [0.35%] of the HAV Benefit Base. This charge is based on the HAV Benefit Base on your Contract Date Anniversary.

We will determine and deduct the above charge annually from your PBAV on each Contract Anniversary for which the Rider is in effect. We will deduct the above charges for the portion of any Contract Year in which this Rider is terminated pursuant to Section VI. of this Rider, a Death Benefit is paid pursuant to Section 6.02 of the Contract, the Annuity Account Value is applied to purchase an Annuity Benefit pursuant to Section 7.05 of the Contract, or the Contract is surrendered pursuant to Section 5.02 of the Contract.

The above charge will be deducted from the PBA Investment Options on a pro-rata basis. If there is insufficient value or no value in the PBA Investment Options any remaining portion of the charge or the total amount of the charge, as applicable, will be deducted from the portion of the Account for Special [Money Market] Dollar Cost Averaging designated for the PBA Investment Options.

VI.	Termination Provision of This Rider

This Rider may be terminated on either an automatic or voluntary basis. Automatic Terminations are described in the following paragraphs. Voluntary Terminations are described in the “Endorsement Applicable to the Termination of an Optional Guaranteed Income Benefit and/or the Termination or Change of an Optional Guaranteed Minimum Death Benefit Rider(s).”

This Rider will automatically terminate if:

(i)	the Contract is continued under the Beneficiary Continuation Option, if applicable, or
(ii)	amounts under the Contract are applied to a supplementary contract to provide an annuity benefit including exercise of GMIB or any benefit available on the Maturity Date, or
(iii)

except as provided below, you change the Owner of the Contract, [or for Joint Owner Contracts, (i) the older Joint Owner is changed, or (ii) the younger Joint Owner is changed, and the new Joint Owner does not meet the age eligibility requirements for this Rider] or

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4(l) Highest Anniversary Value IB GMDB Rider (ICC20GMDBHAVIB-RC-Z)	EX-99.4l

(iv)	you make an assignment of this Contract or any rights under this Contract, or
(v)	termination is required by an endorsement to your Contract, or
(vi)	the Contract terminates, or
(vii)	[Spousal Continuation is elected and the surviving spouse is not eligible, based on age, to make Contributions or transfers into the PBA, and the PBA has no value], or,
(viii)

[Successor Owner Annuitant is elected and the surviving spouse does not meet the age eligibility requirements for this Rider or the PBA has no value. Notwithstanding the previous sentence, if your Contract was issued with the Guaranteed Minimum Income Benefit (GMIB) Rider and such GMIB Rider is terminated after the Contract Date and before your date of death, this Rider will not automatically terminate even if the PBA has no value as long as the surviving spouse meets the age eligibility requirements for this GMDB Rider], or

(ix)	the PBAV under this Rider falls to zero.

Upon effecting termination of this Rider as described in items (iii) and (iv) of the preceding paragraph, you must then either 1) withdraw your entire PBAV, or 2) transfer your entire PBAV to the IA Investment Options. Once you have terminated this Rider amounts may no longer be allocated to the PBA Investment Options.

In accordance with items (iii) and (iv) above, this Rider will not terminate if any of the following occurs:

1.

a Contract owned by a Non-natural Owner, if the Owner is changed to an individual, this Rider will not terminate and its benefits will continue to be determined by the Annuitant, or Joint Annuitant, as applicable, at the time of ownership change.

2.

a Contract owned by an individual, if the Owner is changed to a trust and the beneficial owner(s) remains the former Owner or his or her family members, this Rider will not terminate and its benefits continue to be determined by the original Owner. “Family member” means members of the immediate family and other relatives. “Immediate family” means spouse, domestic partner, civil union partner, parent, child, adopted child, step child, brother and sister. “Other relatives” means grandparent, grandchildren, aunt, uncle, niece, nephew, and in-laws.

3.

You divorce, and a) in accordance with your divorce decree, your former spouse is awarded 100% of the Annuity Account Value under your Contract, and b) your former spouse meets the age requirements for this Rider on the date the Owner/Annuitant under this Contract is changed from you to your former spouse.

[Effect of Termination or Change of this Rider on your Death Benefit]

[Your Death Benefit is terminated automatically when this Rider is terminated. If you wish to change your Death Benefit, you may do so as described in the “Endorsement Applicable to the Termination of an Optional Guaranteed Income Benefit and/or the Termination or Change of an Optional Guaranteed Minimum Death Benefit Rider(s).”]

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4(l) Highest Anniversary Value IB GMDB Rider (ICC20GMDBHAVIB-RC-Z)	EX-99.4l

Upon the termination of this Rider, the charge for the Benefit, as shown in Section V of this Rider ends.

VII.	Special Rules Applicable to your Rider when the Owner is other than an Individual

For Contracts with Joint Owners, a GMDB that would be based on the Owner’s age will instead be based on the age of the older Joint Owner.

For Contracts with Non-Natural Owners, a GMDB that would be based on the Owner’s age will instead be based on the age of the Annuitant. If there are Joint Annuitants named under Contracts with Non-Natural Owners, the GMDB will be based on the age of the older Joint Annuitant.

VIII.	Reports

The amount of the Death Benefit will be included on a report sent to you at least once each year until the Maturity Date, as described in Section 9.04 of the Contract.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

[

Mark Pearson, Chief Executive Officer	Dave S. Hattem, Senior Executive Director and Secretary]

]

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